Orrstown Financial Services, Inc.
Exhibit 12 - Statements Regarding Computation of Ratios

	Nine Months Ended
	September 30,		Years Ended December 31,
(Dollars in thousands)	2015	2014	2014	2013	2012	2011		2010

Income (Loss) Before Income Taxes	$7,923	$10,052	$13,010	$9,798	$(30,499)	$(23,380)	(1)	$23,051
Total Fixed Charges	3,163	3,308	4,301	5,113	7,634	10,844		12,782
Less: Preferred Stock Dividends	0	0	0	0	0	0		0
Earnings, Including Interest on Deposits	11,086	13,360	17,311	14,911	(22,865)	(12,536)		35,833
Less: Interest on Deposits	2,536	2,840	3,678	4,445	6,712	9,368		10,682
Earnings, Excluding Interest on Deposits	$8,550	$10,520	$13,633	$10,466	$(29,577)	$(21,904)		$25,151

Fixed Charges:
Interest on Deposits	$2,536	$2,840	$3,678	$4,445	$6,712	$9,368		$10,682
Interest on Borrowings and Long-term Debt	519	360	481	566	836	1,386		2,006
Interest Expense Embedded in Rental Expense on Long-term Leases (2)	108	108	142	102	86	90		94
Preferred Stock Dividends	0	0	0	0	0	0		0
Total Fixed Charges, Including Interest on Deposits	3,163	3,308	4,301	5,113	7,634	10,844		12,782
Less Interest on Deposits	2,536	2,840	3,678	4,445	6,712	9,368		10,682
Total Fixed Charges, Excluding Interest on Deposits	$627	$468	$623	$668	$922	$1,476		$2,100

Ratio of Earnings to Fixed Charges
Excluding Interest on Deposits	13.64	22.48	21.88	15.67	(32.08)	(14.84)		11.98
Including Interest on Deposits	3.50	4.04	4.02	2.92	(3.00)	(1.16)		2.80

Deficiency (In Thousands)					30,499	23,380

(1) Excludes nonrecurring goodwill impairment expense of $19,447,000.
(2) Represents one-third of total rent expense